Exhibit 77C. Matters submitted to a vote of security holders


2006 Annual Shareholders Meeting:

On May 19, 2006, the Fund held its Annual Meeting of
Shareholders.  The item for vote was the election of two
Directors to the Board. A quorum of the shares outstanding was present, and the votes passed with a majority of those shares. The results were as follows:

                                          PERCENTAGE   SHARES
                                SHARES       OF        WITH     PERCENTAGE
                                 VOTED      SHARES   AUTHORITY   SHARES
NAME                             FOR        VOTED     WITHHELD    VOTED

James F. Leary (common vote):  25,238,979    98.51%    381,623    1.49%
Bryan A Ward (preferred vote):      1,594    99.625%         6    0.375%